Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

RingCentral, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-216297, 333-209794, 333-202367, 333-191433) on Form S-8 RingCentral, Inc. of our report dated February 26, 2018, with respect to the consolidated balance sheets of RingCentral, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”) and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 10-K of RingCentral, Inc.

/s/ KPMG LLP

Santa Clara, California

February 26, 2018